Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated January 10, 2003

Diageo plc
 (Exact name of registrant as specified in its charter)

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-14100) OF DIAGEO PLC, DIAGEO INVESTMENT CORPORATION AND DIAGEO CAPITAL PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES
STOCK PURCHASE AGREEMENT DATED DEC 13 2002

The attached material is being furnished to the Securities and Exchange Commission (the “Commission”) pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended:

     On December 13, 2002 Gramet Holdings Corp., a Delaware corporation (“Seller”), Diageo plc, a company organized under the laws of England and Wales (“Diageo”) and Burger King Acquisition Corporation, a Delaware corporation (“Buyer”) entered into an Amended and Restated Stock Purchase Agreement (the “Agreement”) which amended and restated the Stock Purchase Agreement, dated as of July 25, 2002, among Seller, Diageo and Buyer, formerly known as Delaware Champion Acquisition Corporation, a Delaware corporation (attached as Exhibit 4.1 to the Registration Statement on Form 20-F (Registration No. 1-10691), filed with the Commission by Diageo on November 12, 2002). The Agreement provides for the sale of all of the capital stock of Burger King Corporation, a Florida corporation (“Burger King”) to Buyer and closed as a result of the sale of such capital stock to Buyer on December 13, 2002. The purchase price pursuant to the Agreement is US$1.51 billion. As a result of closing adjustments specified in the Agreement, Diageo received approximately US$1.2 billion in cash and a subordinated debt instrument issued by the holding company owning all of the capital stock of Burger King in a principal amount of $212.5 million (the “Debt Instrument”). The Agreement is attached hereto as Exhibit 1 and the foregoing description is qualified in its entirety by reference to the Agreement. The Debt Instrument contains a 9% payment in kind interest rate and matures in 10 1/2 years. In connection with the transactions contemplated by the Agreement, Diageo (and certain of its wholly owned subsidiaries) agreed to guarantee a $750 million term loan and a $100 million revolving line of credit on behalf of Burger King and its subsidiaries. These loans have a term of 5 years although Diageo and Burger King agreed to structure their arrangements to encourage a refinancing by Burger King on a non-guaranteed basis prior to the end of 5 years. If a refinancing does not occur in the first 3 years Diageo will receive thereafter an annual guarantee fee of 5% of the outstanding principal amounts of the loans. Diageo will make an incentive payment of $10 million if the loans are refinanced during the first 18 months following closing or a payment of $5 million if they are refinanced during the next 18 months. In addition, Diageo has agreed to compensate Burger King for any fees and additional interest incurred during the outstanding term of the senior loans if those refinancing terms are satisfactory to Diageo. There can be no assurance that a non–guaranteed refinancing will occur prior to the end of the 5th year or prior to a payment being made by Diageo (or a wholly owned subsidiary of Diageo).

Exhibits

     1.     Amended and Restated Stock Purchase Agreement, dated as of December 13, 2002, among Gramet Holdings Corp., a Delaware corporation, Diageo plc, a company organized under the laws of England and Wales and Burger King Acquisition Corporation, a Delaware corporation (formerly known as “Delaware Champion Acquisition Corporation”).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc (Registrant)

Dated: January 10, 2003	By:	/s/ J Nicholls
Name: John Nicholls
Title: Deputy Secretary